
FROM THE CAPTIVATING NOVEL SERIES
BY
NOVA
McBEE
CALCULATED
Destiny doesn't always add up
GLOBAL MOTION PICTURE AND STREAMING SERIES
ONEDOOR
STUDIOS

PITCH VIDEO INVESTOR PANEL

THE CALCULATED MOVIE

A Global Young Adult Motion Picture Franchise

calculated.movie Santa Barbara, CA Entertainment Film

Highlights

1. A film franchise based on a new top-rated novel series, released by one of Amazon's leading publishers.

2. A $2 million development fund for a major motion picture with a financed budget of $45 million.

3   Investors recoup 110% of their investment before filming begins.

4   Then, after studio release of the motion picture, investors make 50% of the ongoing profits.

5   A team that has worked on 23 major studio-released movies and series earning over $4 billion in revenue.

6   Relationships with major studios including Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate.

7   A team committed to share 25% of their profits with NCOSE, a top organization fighting human trafficking.

Our Team



Jason Brents President

Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers and city government officials.

From its opening sentence, Nova McBee's young woman starring character just knocked us out with her impossible circumstances and unconquerable spirit. We were fortunate to bid early on this audience-captivating book series that could become one of the highest impact motion picture franchises of all time.



John J. Lee, Jr. CEO

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.



Stephen Wollwerth Executive Vice President

Stephen's cinematography has been seen all over the world including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, and as DP on a feature film released on Amazon called Hope for the Holidays.



Thomas Elisher Project Manager

Thomas has several years of high-level project management experience developing tools and standard operating procedures to maintain the scope, schedule, and budget for dozens of concurrent projects.

Look Out DIVERGENT and HUNGER GAMES...Here Comes CALCULATED!

In 2010, two sub-average guys surfing the internet came across an invitation to invest in the HUNGER GAMES franchise for only $100 bucks. One guy thought, "What do I have to lose?"

Not wanting to be cheap, he turned over his mattress, broke his piggy bank and ponied up $200. The other friend was more cautious and said "Nah, I'm good. I'm saving for a PlayStation 3."

Well, we all know how the HUNGER GAMES turned out. Guy number one was invited to premieres, had the bragging rights that he had a part in making movie history, and best of all, he got to share in the profits, while guy number two is still playing Madden right now in his basement.

Ok...that story is totally fiction. HUNGER GAMES never offered equity crowdfunding investments to the public. But the next big

motion picture franchise CALCULATED is. ONEDOOR STUDIOS is now offering an invitation to invest in CALCULATED for as little as $100. That's not fiction.

WHAT DO INVESTORS GET?



IS NOT POSSIBLE TO GUARANTEE
THAT THESE ARE ACCUR
INDEED WILL EVER OCCUR
DEVELOPMENT
SCRIPT WRITING
During 1st 5 years
Global Releas
~Theatrical, Streaming
Television, Music
Rights in their Re
Release Windows
~Investor's Receive Half of
Development Company's
Share
Production Beg
~Production Funds A
~Investor 110% Reco
$2.2 Million before fi
begins.
Studio & Global
Distributors Set-Up
~Studio Approved Script Completed
~Studio Approved Director and
Lead Actors Attached
~Production Cost Determined
Develoment Begins
GLOBAL DISTRIBUTION
~$500,000 Screenwriting
10:24

THE DEAL

Whether you invest $100 or $100,000 each investor will receive 110% of their investment from CALCULATED's budget, before it is produced. After Calculated begins its global distribution each investor receives their full proportional share of half (50%) of the Development Company's global profits from the Motion Picture, from all its ancillaries. Each investor is on the same equal terms.

THE PERKS

TIER 1 ∞ $250 +

Investor receives a special "Thank You" with Investor's name in the credits of the Picture.



Investor's photo included in the Company's mosaic in the "Thank You" credits of the Picture. Plus previous perk.



Investor receives access online to exclusive members only video footage and updates during development and production of Picture. Plus, previous perks.



Investor receives a digital autographed picture of the main cast. Plus, previous perks.



The first 50 Investors receive invitations for two to the Cast and Crew Screening of the Picture. Plus, previous perks.



Investor receives an invitation to be an extra cast member. Travel and accommodation not included. Plus, previous perks.



Investor receives special Invitation to Exclusive Actors Meet & Greet Event. Plus, previous perks.



The first 7 Investors receive an Associate Producer Credit for the Picture. Plus, previous perks.



Investor receives Executive Producer Perk described in the investor agreement. Plus, pervious perks.

WATCH OUR INTERVIEW WITH THE AUTHOR OF CALCULATED

FROM NOVEL TO MOVIE FRANCHISE

Calculated's powerful novel series on which the CALCULATED film franchise is based is a present-day action-adventure thriller.



SYNOPSIS OF CALCULATED

Josephine Rivers is a calculating prodigy with a nearly supernatural ability to look at the world through a purely mathematical lens, even at times predicting the future. After a betrayal by her own family when she's only 15, she's kidnapped and taken to China by the sinister Maxima, known as "Madame," who forces her to use her gift to increase her fortune. This marks the beginning of our hero's arduous journey, which sees her moved around Shanghai's criminal underground as others exploit her gift. Her only close company is older captive Hong Rui, nicknamed "Red," whose wisdom and support change how she views her own power and teaches her what she needs to survive. Now she's 17 and working for a wealthy man whose captivating son Kai starts to chip away at her emotional defenses. She has the fate of the world in her hands, thanks to her unique gifts, but she also craves vengeance against those who've wronged her. Can she save the world from a financial collapse and also bring her enemies down? And can she trust Kai enough to let him into her heart?

review by





A high-stakes YA tale of betrayal, revenge, and numbers.

An enjoyable thriller with an intriguing, relatable protagonist.

"An intense and wonderfully complex thriller that kept me on the edge of my seat and turning pages!"

- Jessica Day George, NYT bestselling author of SILVER IN THE BLOOD and the TWELVE DANCING PRINCESSES series

"Calculated is smart with plenty of page-turning action and a brave heroine who is deeply relatable. The timely subject matter is heart-wrenching even as it inspires us to use our gifts to make a difference in the world. Twisty and original, this story will keep readers guessing and hoping to its pulse-pounding end!"

– Lorie Langdon, best-selling author of DOON and OLIVIA TWIST

THE CALCULATED SERIES





Calculated's first novel released February 11, 2021 through Wolfpack, one of the most successful Amazon-focused publishers. The sequel, Simulated, released May 13, 2021, has been just as successful! The third novel in the series is anticipated to release February of 2022, so stay tuned!

> *You know how you always have suspicions with sequels? Well, don't fret. Because somehow, Simulated was better than Calculated. I know! Who thought that could be possible? The suspense, plot twists, and action in this book will not leave you disappointed...only wanting more!*
>
> *—Drew Taylor, Writer. Reader. Reviewer.*

A MAJOR STUDIO APPROVED BUSINESS MODEL

Our business plan is a highly sophisticated proven method for securing major Hollywood players. Over the past 30+ years we have provided business, funding and distribution services for 19 studio released motion pictures. We have build up strong relationships with leaders in the entertainment film insurance and banking industry. We enlist the work of A-list screenwriters, directors and actors. Plus, we engage licenses with the world's leading distributors who connect us to the global market of movie and series binge-watchers, now numbering over 4 Billion. This is your opportunity to be part of a global phenomenon. It's very possible this may be the first raise on an equity crowdfunding platform to open up to the general public the opportunity to invest in the development fund for a major studio released, insured, bank financed, globally distributed motion picture franchise.

FINANCING STRUCTURE

You are invited to share in providing Calculated's $2 million development funding. A bank's entertainment department will provide Calculated's estimated $45 million production budget.



Annual Earnings After 1st 5 years
~Investors Receive Annual Reports and Earnings Payments

ALL THE TIMES AND AMOUNTS IN THIS REPORT ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.

Earnings Estimates During 1st 5 years
~Investors get 50% of all Development Company profits from all revenue sources.

Global Release
~Theatrical, Streaming, Television, Music and All Rights in their Respective Release Windows
~Investor's Receive Half of Development Company's Share

Production Begins
~Production Funds Available
~Investor 110% Recovered $2.2 Million before filming begins.

Studio & Global Distributors Set-Up
~Studio Approved Script Completed
~Studio Approved Director and Lead Actors Attached
~Production Cost Determined
~Production Collateral Set
~Production Bond Set
~Production Bank Loan Set

Development Begins
~Minimum of at least $50k of $2 million funding completed before beginning
~If/When $2 million raise completes
Use of Funds:
~$500,000 Screenwriting
~$1.3 Million Director/Actor Attachments
~$200,000 Marketing/Legal/Overhead

One Door Studios 2020©

This structure provides you 110% to 120% of your investment (depending on whether you invest during the Early Bird window) from Calculated's production financing BEFORE it begins production.

In addition, you will receive your proportional share of 50% of all Calculated Development's global earnings from every source. To give you an idea of this return, consider that our projected earnings are projected to be comparable to those of THE HUNGER GAMES and THE DIVERGENT SERIES franchises.

ALL OF THESE TIMES AND AMOUNTS ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.

WATCH WHAT DAVID NORONA FROM JACK RYAN HAS TO SAY ABOUT CALCULATED

ONEDOOR STUDIOS had an exclusive interview with producer, director, actor David Norona, who is attached to our film for the role of the father of our protagonist.

WATCH WHAT THE PUBLISHER HAS TO SAY ABOUT CALCULATED

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WATCH WHAT THE AUTHOR'S AGENT HAS TO SAY ABOUT CALCULATED




07:16
Amy Jameson

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WHO IS ONEDOOR STUDIOS?


灵山湾
LAUNCH CEREMONY AND BRIEFING OF LINGSHAN BAY
FILM AND TELEVISION VENTURE CAPITAL INVESTMENT CONFERENC
影视创投会启动发布会

JOHN J. LEE, JR.
CHAIRMAN, ONEDOOR STUDIOS

John has provided development and financing planning and execution in every aspect for dozens of motion pictures, television network series and specials, with combined production costs of over $470 million and global rights earnings exceeding $4 billion.

Here are some of the dozens of films John Lee has worked on. These are motion pictures you have heard of before, like *The Terminator,*

Crouching Tiger Hidden Dragon, and *The Nutty Professor*.



SCHWARZENEGGER
THE TERMINATOR
THE FOUR FEATHERS
"BEAT THE DRUM is a film with a big heart."
BEAT THE DRUM
"Spectacular...affecting human drama...first rate!"
WINNER OF 30 INTERNATIONAL AWARDS
JIM CAVIEZEL CLAIRE FORLANI JEREMY NORTHAM AND MALCOLM MCDOWELL
BOBBY JONES
STROKE OF GENIUS
BASED ON THE INSPIRATIONAL TRUE STORY OF ONE OF SPORT'S GREATEST LEGENDS
CROUCHING TIGER HIDDEN DRAGON
Disney
the Thanksgiving Promise
THE NUTTY PROFESSOR
THE GOONIES
FOREVER STRONG
THE OTHER SIDE OF HEAVEN

John Lee has provided business, global distribution and financing for motion pictures released through Universal, Paramount, Sony, Disney, Warner Bros., HBO and many others.

SUPPORT THE FIGHT AGAINST HUMAN TRAFFICKING



NATIONAL CENTER ON
SEXUAL EXPLOITATION

The founders have committed 25% of their profits from Calculated to the National Center on Sexual Exploitation (NCOSE) to empower them in their fight against human trafficking. They just made some of the strongest headway in history with the recent New York Times article exposing child trafficking, and their lawsuit against Twitter for promoting child sexual exploitation.

LET'S MAKE HISTORY TOGETHER

We invite you to invest in a piece of this history-making experience for as little as $100. Turn over those mattresses, break those piggy banks, pony up and change the path of your future by investing in what could be the next great movie and streaming franchise. You can put off getting your PlayStation until next year.

Downloads



1DS Calculated Development Investor Package.pdf